File No. 811-24141

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form N-8B-2

Registration Statement of Unit Investment Trust

Pursuant to Section 8(b) of the Investment Company Act of 1940

FTP Series

(Name of Unit Investment Trust and Similar Series of Trusts)

☒ Not The Issuer Of Periodic Payment Plan Certificates

☐ Issuer Of Periodic Payment Plan Certificates

_____________________

I.	Organization and General Information
1.	(a)	Furnish name of the trust and the Internal Revenue Service Employer Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation.)

FTP Series, a Delaware Statutory Trust (the “Trust”).

The FTP Series does not have an Internal Revenue Service Employer Identification Number.

(b)	Furnish title of each class or series of securities issued by the trust.

FTP 1 and subsequent series.

2.	Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

First Trust Portfolios L.P. (the “Depositor”)

120 East Liberty Drive
Wheaton, Illinois 60187;

Internal Revenue Service Employer Identification Number is: 36-3768815

3.	Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

The Bank of New York Mellon (the “Trustee”)

240 Greenwich Street

New York, New York 10286

Internal Revenue Service Employer Identification Number is: 13-2614959

is the trustee acting for the series described in the answer to Item 1(b) herein.

4.	Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

The principal underwriter will be

First Trust Portfolios L.P.

120 East Liberty Drive
Wheaton, Illinois 60187;

Internal Revenue Service Employer Identification Number is: 36-3768815

5.	Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

State of Delaware.

6.	(a)	Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities. (If individual indentures or agreements are entered into with security holders, so state and furnish the date of the first such indenture or agreement.)

FTP Series was formed pursuant to the Master Trust Agreement dated as of November 18, 2025 entered into among First Trust Portfolios L.P, as Depositor, First Trust Advisors L.P., as portfolio supervisor (the “Portfolio Supervisor”), and the Bank of New York Mellon, as Trustee (the “Master Trust Agreement”). The Master Trust Agreement is filed as Exhibit A(l)(a) hereto. Each series of the Trust will be created by a Series Trust Agreement (a “Series Trust Agreement”) supplemental to the Master Trust Agreement, a form of which is filed as Exhibit A(1)(d) hereto. The Master Trust Agreement, each Series Trust Agreement and the Standard Terms and Conditions of Trust for the Trust, filed as Exhibit A(1)(c) hereto, are referred to, collectively, as the “Trust Agreement.” The responses contained herein summarize, and are qualified in their entirety by, provisions of the Trust Agreement. The Trust shall be composed of one or more separate series of beneficial interests in one or more segregated pools of assets of the Trust (each of which shall be referred to herein as a “Series”) under the Delaware Statutory Trust Act, as amended from time to time (the “DSTA”). Each Series shall be a separate series of trust within the meaning of the DSTA. As such, separate and distinct records shall be maintained for each Series, and the assets of the Trust associated with each Series shall be held in separate and distinct records and accounted for in such separate and distinct records, apart from the assets of the Trust or any other series of the Trust.

It is expected that a Series Trust Agreement for each Series of the Trust will be entered into immediately prior to the filing of an amendment of the Registration Statement on Form S-6 under the Securities Act of 1933, as amended (the “Securities Act”), for each Series, and the securities comprising the portfolio will be listed in the prospectus for a Series (the “Prospectus”), and said securities will not be selected until at or about the date of their deposit. The Master Trust Agreement provides that the Trust shall continue perpetually unless terminated pursuant to the terms of the Master Trust Agreement. In no event, however, shall a Series continue beyond the mandatory dissolution date as may be specified in the relevant Series Trust Agreement.

(b)	Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee. (If this indenture or agreement is the same as set forth in Item 6(a), so state.)

None, except as set forth in Item 6(a).

7.	Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

FTP Series has never changed its name.

8.	State the date on which the fiscal year of the trust ends.

December 31 unless otherwise specified in the Prospectus.

Material Litigation

9.	Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

None

II.	General Description of the Trust and Securities of the Trust

General Information Concerning the Securities of the Trust and the Rights of Holders

10.	Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:
(a)	Whether the securities are of the registered or bearer type.

Securities will generally be of the registered type.

(b)	Whether the securities are of the cumulative or distributive type.

Securities will be generally of the distributive type.

(c)	The rights of security holders with respect to withdrawal or redemption.

See answer to Item 10(d), below.

(d)	The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

Unitholders may redeem their units on any business day. Redemption shall be made, consistent with the policies included in the Trust Agreement and a Series’ Prospectus, by the Trustee no later than the first day (or such other date as specified under Federal securities laws) following the day on which a tender for redemption is received (the “Redemption Date”) by payment of an amount of cash and/or portfolio securities equivalent to the redemption price (the “Redemption Price”) for such Series multiplied by the number of units being redeemed. The right of redemption for a Series may be suspended and payment postponed (1) for any period during which the New York Stock Exchange (“NYSE”) is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission (“SEC”)) trading on the NYSE is restricted; (2) for any period during which the SEC determines that trading on the NYSE is restricted or during which an emergency exists as a result of which disposal by the Trustee of portfolio securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the Trust Agreement; or (3) for such other period as the SEC may by order permit.

There can be no assurance that a secondary market for the units of a Series will develop. After the initial offering, while not obligated to do so, the Depositor, and certain other broker-dealers, may, subject to change at any time, maintain a market for units of a Series and to continuously offer to purchase said units at prices determined by the Depositor.

If permitted by the Trust Agreement and the Prospectus of a Series, subject to the restrictions set forth in the Prospectus of a Series, unitholders or broker/dealers tendering units for redemption may request an in kind distribution (a “Distribution In Kind”) of Series assets equal to the redemption price per unit as determined as of the evaluation time next following the tender in lieu of a cash redemption; provided, however, that a Distribution In Kind request must meet the requirements described in the Prospectus of a Series. The Distribution In Kind option may be terminated, modified or discontinued at any time by the Depositor without notice. Any In-Kind Distribution will be reduced by customary transfer and registration charges.

Units are transferable by making a written request to the Trustee. Ownership of a unit in one Series shall not be exchangeable for a unit in any other Series of the Trust.

(e)	If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

Not applicable.

(f)	The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust’s securities or the underlying securities and the relationship of such persons to the trust.

Subject to certain limited exceptions, in the event that the Trustee shall have been notified at any time of any action to be taken or proposed to be taken by at least a legally required number of holders of any securities deposited in a Series, the Trustee shall take such action or omit from taking any action, as appropriate, so as to cause the securities to be voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Series. Unitholders shall not have the right to vote any voting securities, if any, contained in a Series’ portfolio.

No unitholder shall have the right to control the operation and management of any Series in any manner, except to vote with respect to the amendment of the Trust Agreement or dissolution of any Series. Reference is made to the information provided in answer to Item 20(d) below.

(g)	Whether security holders must be given notice of any change in:
(1)	the composition of the assets in the trust.

Yes.

(2)	the terms and conditions of the securities issued by the trust.

Yes.

(3)	the provisions of any indenture or agreement of the trust.

Yes.

(4)	the identity of the depositor, trustee or custodian.

Yes.

(h)	Whether the consent of security holders is required in order for action to be taken concerning any change in:
(1)	the composition of the assets in the trust.

No.

(2)	the terms and conditions of the securities issued by the trust.

Reference is made to the information provided in answer to Item 10(f) above.

(3)	the provisions of any indenture or agreement of the trust.

Reference is made to the information provided in answer to Item 20(d) below.

(4)	the identity of the depositor, trustee or custodian.

No.

(i)	Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other items in this form.

None.

Information Concerning the Securities Underlying the Trust’s Securities

11.	Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

If the trust owns or will own any securities of its regular brokers or dealers as defined in Rule 10b-1 under the Investment Company Act of 1940, as amended, or their parents, identify those brokers or dealers and state the value of the registrants’ aggregate holdings of the securities of each subject issuer as of the close of the registrant’s most recent fiscal year.

A Series may consist of derivative securities (such as warrants, options, swaps, forward contracts or other derivatives), common stocks, preferred stocks, shares of registered investment companies, interests in public or private funds or commodity pools, other equity securities, bonds, notes, other fixed income securities (including strips and zero-coupon bonds), other evidences of indebtedness, certificates of participation, mortgage-backed securities or other obligations issued or guaranteed by the United States of America or by any agency or instrumentality thereof (plus contract securities, replacement securities, and additional securities, if any, each as defined in the Trust Agreement) (collectively referred to herein as the “Securities”), and all undistributed income received or accrued thereon, any undistributed cash realized from the sale, redemption or other disposition of the Securities deposited in the Series.

The Series do not currently intend to own any securities of their regular brokers or dealers or their parents.

12.	If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:
(a)	Name of company.

(b)	Name and principal business address of depositor.
(c)	Name and principal business address of trustee or custodian.
(d)	Name and principal business address of principal underwriter.
(e)	The period during which the securities of such company have been the underlying securities.

Not applicable.

Information Concerning Loads, Fees, Charges and Expenses

13.	(a)	Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust’s securities are subject:
(A)	the nature of such load, fee, expense or charge;
(B)	the amount thereof;
(C)	the name of the person to whom such amounts are paid and his relationship to the trust;
(D)	the nature of the services performed by such person in consideration for such load, fee, expense or charge

Units of the Series are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit determined plus any applicable organization costs plus any accrued interest plus the applicable sales charge referred to in the Series’ Prospectus. The sales load paid per unit will be remitted to the Depositor or an affiliate of the Depositor. The sales load is expected to vary from Series to Series depending upon circumstances including, but not limited to, the type of underlying assets included in a Series’ portfolio and a Series’ maturity. The initial offering period for a Series will last until such time as the total number of units created are sold or as otherwise determined by the Depositor.

Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price. Certain commercial banks may make units of a Series available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks.

The Depositor will receive gross sales charges equal to a percentage of the public offering price and will pay a portion of such sales charges to dealers and agents. In addition, the Depositor may realize a profit or a loss resulting from (i) the difference between the purchase prices of the Securities to the Depositor and the costs of such Securities to a Series, which may be based on the offering side evaluation of the Securities and (ii) any market making activities with respect to the units. The Depositor may also realize profits or losses with respect to Securities deposited in a Series which were acquired from underwriting syndicates of which the Depositor was a member. The Depositor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the Securities in a Series. The Depositor may also receive a customary broker’s fee in connection with the deposit of any derivatives into the Trust. In no event will the broker’s fee exceed regulatory maximums.

The Depositor also acts as the Trust’s sponsor and, in such capacity, will receive a fee from the Trust for creating and developing the Trust, including determining the Trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this fee is set forth in a Series’ Prospectus. This fee is deducted from a Series’ assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts.

For providing bookkeeping and administrative services to a Series of a character normally performed by the Trustee, the Portfolio Supervisor may receive a fee, as set forth in the Prospectus for a Series, payable monthly, based upon the number of units of such Series outstanding as of January 1 of each year except for a Series during the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of units outstanding at the end of such month (such annual fee to be pro rated for any calendar year in which the Portfolio Supervisor provides services during less than the whole of such year). In no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Depositor provides evaluation services and the Portfolio Supervisor provides portfolio surveillance and bookkeeping and administrative services, exceed the aggregate cost of the Depositor and Portfolio Supervisor for providing such services in such year.

For services performed for monitoring the underlying securities of a Series, the Portfolio Supervisor may receive a fee, as set forth in the Prospectus for each Series, payable monthly, based upon the number of units of such Series outstanding as of January 1 of each year except for a Series during the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of units outstanding at the end of such month (such annual fee to be pro rated for any calendar year in which the Portfolio Supervisor provides services during less than the whole of such year). In no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Depositor provides evaluation services and the Portfolio Supervisor provides portfolio surveillance and bookkeeping and administrative services, exceed the aggregate cost of the Depositor and Portfolio Supervisor for providing such services in such year.

For providing evaluation services to a Series, the Depositor shall receive a fee, as set forth in the Series’ Prospectus, payable monthly and based on the total number of units of the Series outstanding as of January 1 of each year except for a Series during the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of units outstanding at the end of such month (such annual fee to be pro-rated for any calendar year in which the Depositor provides services during less than the whole year). In no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Depositor provides evaluation services and the Portfolio Supervisor provides portfolio surveillance and bookkeeping and administrative services, exceed the aggregate cost of the Depositor and Portfolio Supervisor for providing such services in such year.

If provided for in a Series’ Prospectus, for providing portfolio consulting services to a Series, a portfolio consultant shall receive a fee, as set forth in the Series’ Prospectus, payable at the end of an initial offering period and based on the total number of units of the Series outstanding as of the end of the initial offering.

If provided for in a Series’ Prospectus, for providing intellectual property usage rights to a Series, a third-party may receive a fee, as set forth in the Series’ Prospectus, payable at the end of an initial offering period and based on the total number of units of the Series outstanding as of the end of the initial offering.

The Trustee receives for its services the fee set forth in a Series’ Prospectus. The Trustee’s fee is calculated and paid monthly and is based on the total number of units of the related Series outstanding as of January 1 for any annual period, the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of units outstanding at the end of such month (such annual fee to be pro-rated for any calendar year in which the Trustee provides services during less than the whole year). The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in a Series’ capital and income accounts since these accounts are non-interest bearing and any amounts earned thereon are retained by the Trustee.

The fees of each of the Trustee, Depositor and Portfolio Supervisor may be increased without approval of unitholders by amounts not exceeding the percentage increase in the Consumer Price Index entitled “All Services Less Rent of Shelter,” published by the U.S. Department of Labor or any equivalent index substituted therefor.

Certain expenses incurred by the Depositor in establishing a Series may be paid by the Series to reimburse the Depositor if indicated in the Prospectus. They include, but are not limited to, the cost of the initial preparation and typesetting of the registration statement, prospectuses and other Series documents, the cost of the negotiation and preparation of the Trust Agreement, any agreements, the fees of securities regulators, commodities regulators and federal and state registration fees, the initial valuation and audit of the Series, the initial fees and expenses of any portfolio consultant, any licensing fees, the initial fees and expenses of the Trustee, and legal and other out-of-pocket expenses. Such expenses do not include the printing of preliminary prospectuses and prospectuses, expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses.

With respect to Series that enter into derivative transactions other than exchange-traded derivatives, the counterparty to any such transaction may receive a fee, the amount of which and timing of payment of which will be disclosed in the related Prospectus.

(b)	For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

Not applicable.

(c)	State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

With respect to a Series, the total fees payable on purchase as well as on an annual basis, as a percentage of the public offering price, will be set forth in the related Prospectus. Some fees such as the creation and development fee and trust operating expenses are fixed amounts and will vary, as a percentage, depending on the net worth of the Series at the time of deduction. The Prospectus will disclose such amounts based on an assumed net worth of the Series.

A reduced sales charge resulting from quantity discounts may apply to purchases of units on any one day by the same purchaser from the same broker or dealer. The reduced sales charge may also be applicable to purchases by the spouse or child of a purchaser or by a trustee or other fiduciary purchasing for a single trust, estate or fiduciary account. The Depositor may permit officers, directors and employees and their family members (spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons) of the Depositor and its affiliates, and dealers and their affiliates to purchase units of a Series at a reduced sales charge. In addition, the Depositor may decrease or eliminate the sales charge to investors who purchase units through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed. A reduced sales charge may be offered to investors using the redemption or dissolution proceeds for another unit investment trust to purchase units of a Series. The amounts of such reductions, when determined, will appear in a Series’ Prospectus.

(d)	Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriters.

Reference is made to the information provided in answer to Item 13(c), above.

(e)	Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

Reference is made to the information provided in answer to Item 13(c) above.

(f)	State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust’s securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

Reference is made to the information provided in answer to Item 13(a) for further information.

(g)	State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

Not applicable.

Information Concerning the Operations of the Trust

14.	Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust’s securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

Simultaneously with the receipt of the initial deposit of Securities into a Series, the Trustee will record on its books the ownership, by the Depositor or such other person or persons as may be indicated by the Depositor, of the aggregate number of units specified in the Prospectus and will deliver, or on the order of the Depositor will deliver, in exchange for such Securities, documentation evidencing the ownership of the number of the units.

Reference is also made to the information provided in answer to Item 13(a) above.

15.	Describe the procedure with respect to the receipt of payments from purchasers of the trust’s securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

Reference is made to the information provided in answer to Item 13(a) above.

16.	Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

On the initial date of deposit, the Depositor will deliver to the Trustee Securities or contracts for the purchase thereof, an irrevocable letter or credit, or cash for deposit in a Series. In exchange for the Securities and cash so deposited, the Trustee will deliver to the Depositor documentation evidencing the ownership of that number of units set forth in the Series’ Prospectus. The Depositor has a limited right of substitution for such Securities in the event of a failed contract. Additional units of a Series may be issued from time to time following the initial date of deposit by depositing in such Series additional Securities or contracts for the purchase thereof together with irrevocable letters of credit or cash, or cash with instructions to purchase additional Securities. If additional units are issued by a Series as a result of the deposit of additional Securities by the Depositor, the aggregate value of the Securities in the Series will be increased and the fractional undivided interest in the Series represented by each unit will be decreased. The Depositor may continue to make additional deposits of Securities into a Series following the initial date of deposit, provided that such additional deposits will be in amounts which will maintain, to the extent practicable, the existing percentage relationship among the Securities in such Series.

The Depositor may not alter the portfolios of the Series by the purchase, sale or substitution of Securities, except in the circumstances noted below. Thus, with the exception of redemption or maturity of Securities in accordance with their terms (and reinvestments made in connection with certain Series), the assets of the Series will remain unchanged under normal circumstances.

If necessary, in order to maintain the sound investment character of a Series, the Depositor may direct the Trustee to sell or liquidate Securities in a Series at such price and time and in such manner as shall be determined by the Depositor, provided that the Depositor has determined with the advice of the Portfolio Supervisor, if appropriate, that any one or more of the following conditions exist:

(i)	that there has been a default on any of the Securities in the payment of dividends, after declared and when due and payable;

(ii)	that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends on any such Securities, or that there exists any legal question or impediment affecting such Securities or the payment of dividends from the same;
(iii)	that there has occurred any breach of covenant or warranty in any document relating to the issuer of the Securities which would adversely affect either immediately or contingently the payment of dividends from such Securities, or the general credit standing of the issuer or otherwise impair the sound investment character of such Securities;
(iv)	that there has been a default in the payment of principal of, or dividends, income or premium, if any, on any other outstanding obligations of the issuer of such Securities;
(v)	that the price of any such Securities had declined to such an extent or other such credit factors exist so that in the opinion of the Depositor, as evidenced in writing to the Trustee, the retention of such Securities would be detrimental to the Series and to the interest of the unitholders;
(vi)	that all of the Securities in the Series’ portfolio will be sold pursuant to dissolution of the Series pursuant to the terms of the Trust Agreement;
(vii)	that such sale is required due to units tendered for redemption;
(viii)	in the case of a Series which has elected to qualify as a “regulated investment company,” that the sale of Securities is necessary or advisable: (i) in order to maintain the qualification of the Series as such; or (ii) to provide funds to make any distribution from such a Series for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Series;
(ix)	that as a result of the ownership of the Security, the Series or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in Section 1297(a) of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”); or
(x)	that such sale is necessary for the Series to comply with such federal and/or state laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the relevant Series’ Capital Account for distribution to unitholders.

If a Series contains Securities that are subject to written options, to the extent that, prior to the expiration of such options, such Securities (a) are sold for the purpose of funding the Capital Account for redemption of units tendered for redemption or (b) are otherwise sold pursuant to the Trust Agreement the Trustee shall, as directed by the Depositor, purchase options of the same type, thereby offsetting the obligation under the written option.

17.	(a)	Describe the procedure with respect to withdrawal or redemption by security holders.
(b)	Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust’s securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.
(c)	Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

A unitholder who does not dispose of units in the secondary market may cause units to be redeemed by the Trustee by tendering units to the Trustee (as described in response to Item 10(d) above.)

For all redemptions, that portion of the Redemption Price which represents interest or dividends shall be withdrawn from a Series’ Income Account to the extent available. All other amounts paid on redemption shall be withdrawn from the Series’ Capital Account. The Trustee is empowered to sell Securities for a Series in order to make funds available or the redemption of units of such Series. Reference is made to the statements in answer to Item 10(d) above for additional information.

18.	(a)	Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

Income received by each Series, including interest, dividends or other cash distributions on the Securities and any portion of the proceeds from a disposition of Securities which represents accrued interest, is credited by the Trustee to the Series’ Income Account. All other receipts are credited by the Trustee to a Series’ Capital Account. The Trustee normally has no cash for distribution to unitholders until it receives interest payments on the Securities comprising the Series. A unitholder’s income distribution shall be equal to such unitholder’s pro-rata share of the cash balance in the Series’ Income Account (if any) computed as of the close of business on the Record Date (as defined in the Trust Agreement) immediately preceding such income distribution after deduction of (i) any fees and expenses then deductible and (ii) the Trustees’ estimate of other expenses properly chargeable to the Series’ Income Account or the Series’ Capital Account. The Trustee will normally distribute on each income distribution date or shortly thereafter to unitholders of record of such Series on the preceding Record Date.

(b)	Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

Unitholders of a Series may be offered the option to elect to have distributions of principal (including capital gains, if any) or income or both automatically reinvested in units of their Series as may be described in the Prospectus.

(c)	If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

With respect to each Series, when directed by the Depositor from time to time, the Trustee shall withdraw from the Series’ Capital Account or the Series’ Income Account such amounts as the Depositor, in its sole discretion, shall deem requisite to establish a reserve for any taxes or other governmental charges or other fees or expenses payable out of the Series. Amounts so withdrawn shall be credited to a separate reserve account maintained for a Series (the “Series’ Reserve Account”) as described in the Trust Agreement.

(d)	Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

Not applicable.

19.	Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provision of any indenture or agreement pertaining thereto.

On the Record Date for a distribution from the Income or Capital Accounts of a Series, the Trustee shall provide the Depository Trust Company with the dollar amount per unit distributed from each account. The accounts of each Series are required to be audited annually, at the Series’ expense, by independent auditors designated by the Depositor, unless the Depositor determines that such an audit would not be in the best interest of the unitholders of such Series. The accountant’s report will be furnished by the Trustee to any unitholder of such Series upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was the unitholder of the Series, a statement, covering the calendar year, setting forth for the applicable Series:

(A)	as to the Series’ Income Account:
(i)	the amount of income received or accrued on the Securities (including amounts received as a portion of the proceeds of any disposition of Securities);

(ii)	the amounts paid from the Income Account for purchases of Securities and for redemptions;
(iii)	the deductions from the Income Account for payment into the Reserve Account;
(iv)	the deductions for applicable taxes and fees and expenses of the Trustee, the Depositor, the Portfolio Supervisor, counsel, auditors and any expenses paid by the Series;
(v)	the amounts reserved for contracts to purchase Securities; and
(vi)	the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per 100 units outstanding on the last Business Day of such calendar year; and
(B)	as to the Series’ Capital Account:
(i)	the date of principal payments and prepayments due to the sale, maturity, redemption, liquidation or disposition of any of the Securities and the net proceeds received therefrom, separately stating amounts attributable to short-term capital gains, excluding any portion thereof credited to the Income Account;
(ii)	the deductions from the Capital Account, if any, for payment of applicable taxes and fees and expenses of the Trustee, the Depositor, the Portfolio Supervisor, counsel, auditors and any expenses paid by the Series;
(iii)	the amount paid for purchases of Securities and for redemptions;
(iv)	the deductions from the Capital Account for payments into the Reserve Account;
(v)	the amounts reserved for purchases of Securities or for purchases made; and
(vi)	the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per 100 units outstanding on the last Business Day of such calendar year; and

(C)	with respect to each Series, the following information:
(i)	a list of Securities as of the last Business Day of such calendar year and a list which identifies all Securities sold or other Securities acquired during such calendar year, if any;
(ii)	the number of units outstanding on the last Business Day of such calendar year;
(iii)	the Unit Value (as defined in the Trust Agreement) based on the last Series evaluation made during such calendar year; and
(iv)	the amounts actually distributed or which are otherwise attributable to unitholders during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per 100 units outstanding on the Record Dates for such distributions and the status of such distributions for federal income tax purposes.
20.	State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:
(a)	Amendments to such indenture or agreement.

The Trust Agreement may be amended by the Trustee and the Depositor or their respective successors without the consent of any of the unitholders:

(i)	to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision; or
(ii)	to make such other provision regarding matters or questions arising hereunder as shall not materially adversely affect the interests of the unitholders.

The Trust Agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions of the Trust Agreement, the acquisition of any securities other than those specified in Schedule A to a Series’ Series Trust Agreement, or (2) to reduce the aforesaid percentage of units the holders of which are required to consent to certain of such amendments. The Trust Agreement may not be amended so as to reduce the interest in the Series represented by units without the consent of all affected unitholders.

No unitholder shall have the right to control the operation and management of any Series in any manner, except to vote with respect to the amendment of the Trust Agreement or dissolution of any Series. Nor shall any unitholders have the right to vote any voting securities, if any, contained in a Series’ portfolio.

(b)	The extension or termination of such indenture or agreement.

Each Series shall dissolve upon the maturity, redemption, sale or other disposition as the case may be of the last security held in such Series unless sooner dissolved as described in the Trust Agreement, and may be dissolved at any time by the written consent of 100% of the unitholders of the respective Series; provided that in no event shall any Series continue beyond the Mandatory Dissolution Date (as defined in the Trust Agreement), except to wind up its affairs.

(c)	The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

Reference is made to the information provided in answer to Item 20(d).

(d)	The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

The Trustee may be removed by the Depositor upon 60 days prior written notice to the Trustee. The Trustee may resign upon 60 days prior written notice to the Depositor. No resignation or removal of the Trustee shall be effective except upon the appointment of a successor Trustee. If no successor has been appointed within 30 days after notice of resignation has been received by the Depositor, the Trustee may, at the expense of the Trust, petition a court to appoint a successor Trustee.

The Trustee shall be an entity organized and doing business under the laws of the United States or any state thereof, which is authorized under such laws to exercise corporate trust powers and having at all times aggregate capital, surplus and undivided profits of not less than $5,000,000.

Any successor trustee appointed shall execute, acknowledge and deliver to the Depositor and to the resigning or removed Trustee an instrument accepting such appointment, and such successor trustee without any further act, deed or conveyance shall become vested with all the rights, powers and duties and obligations of its predecessor with like effect as if originally named Trustee and shall be bound by all the terms and conditions of the Trust Agreement.

Any corporation or other entity into which any trustee maybe merged or with which it may be consolidated, or any corporation or other entity resulting from any merger or consolidation to which any trustee shall be a party, shall be the successor trustee under the Trust Agreement without the execution or filing of any paper, instrument or further act to be done on the part of the parties to the Trust Agreement.

(e)	The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

Reference is made to the information provided in answer to Item 20(f).

(f)	The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

The Depositor may resign by delivering to the Trustee an instrument of resignation. Any resignation shall become effective upon the acceptance of appointment by a successor Depositor, or, if no successor is appointed, the termination of the Series. The resigning Depositor shall not be liable for acts or omissions occurring subsequent to the effectiveness of its resignation. Any corporation or other entity into which the Depositor may be merged or with which it may be consolidated, or any corporation or other entity resulting from any merger or consolidation to which the Depositor shall be a party, shall be the successor under the Trust Agreement without the execution or filing of any paper, instrument or further act to be done on the part of the parties to the Trust Agreement.

If at any time the Depositor shall resign or shall fail to undertake or perform any of the duties which by the terms of the Trust Agreement are required by it to be undertaken or performed, or the Depositor shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the Depositor or of its property shall be appointed, or any public officer shall take charge or control of the Depositor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then in any such case, the Series Trustee may: (1) appoint a successor depositor who shall act under the Trust Agreement in all respects in place of the Depositor, which successor shall be satisfactory to the Trustee, and which may be compensated at rates deemed by the Trustee to be reasonable under the circumstances, by deduction ratably from the Income Account of the affected Series or, to the extent funds are not available in such Account, from the Capital Account of the affected Series, but no such deduction shall be made exceeding such reasonable amount as the SEC may prescribe in accordance with Section 26(a)(2)(C) of the Investment Company Act of 1940; or (2) terminate the Trust Agreement and dissolve the Series as provided therein.

21.	(a)	State the substance of the provisions of any indenture or agreement with respect to loans to security holders

Not applicable.

(b)	Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

The following items should be covered:

(1)	The name of each person who makes such agreements or arrangements with security holders.
(2)	the rate of interest payable on such loans.
(3)	The period for which loans may be made.

(4)	Costs or charges for default in repayment at maturity.
(5)	Other material provisions of the agreement or arrangement.

Not applicable.

(c)	If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

Not applicable.

22.	State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

Except as otherwise expressly provided in the Trust Agreement, and to the fullest extent permitted by law, the Depositor shall not have any duty (including fiduciary duty) to the Trust, any Series, the Trustee, the Portfolio Supervisor, any unitholder or any other person; provided that this does not eliminate any implied contractual covenant of good faith and fair dealing. The Depositor shall not be liable to any person under any circumstances in connection with any of the transactions contemplated by the Trust Agreement, other than by reason of the Depositor’s own bad faith, willful misfeasance or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the Trust Agreement. To the fullest extent permitted by law, any implied duties or liabilities of the Depositor otherwise existing at law or in equity with respect to the Trust, any Series, the Trustee, the Portfolio Supervisor, any unitholder or any other person, are eliminated.

Except as otherwise expressly provided in the Trust Agreement, and to the fullest extent permitted by law, the Portfolio Supervisor shall not have any duty (including fiduciary duty) to the Trust, any Series, the Trustee, the Depositor, any unitholder or any other person; provided that this does not eliminate any implied contractual covenant of good faith and fair dealing. The Portfolio Supervisor shall not be liable to any person under any circumstances in connection with any of the transactions contemplated by the Trust Agreement, other than by reason of the Portfolio Supervisor’s own bad faith, willful misfeasance or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the Trust Agreement. To the fullest extent permitted by law, any implied duties or liabilities of the Portfolio Supervisor otherwise existing at law or in equity with respect to the Trust, any Series, the Trustee, the Depositor, any unitholder or any other person, are eliminated.

The Trustee agrees to perform its duties under the Trust Agreement in good faith but only upon the express terms of the Trust Agreement. To the fullest extent permitted by law, neither the Trustee nor any of its officers, directors, employees, agents or affiliates shall have any implied duties (including fiduciary duties) or liabilities otherwise existing at law or in equity with respect to the Trust, any Series or any unitholder, which implied duties and liabilities are eliminated. The Trustee shall not be personally liable to the Series, the Trust, the unitholders, any party to the Trust Agreement or any other person under any circumstances in connection with any of the transactions contemplated by the Trust Agreement, except that such limitation shall not relieve the Trustee of any personal liability it may have to a Series, the Trust, or the unitholders for the Trustee’s own bad faith, willful misconduct or negligence in the performance of its express duties under the Trust Agreement.

23.	Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

No bonding arrangement exists for individual officers, directors or employees.

24.	State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23, inclusive.

The Depositor also provides evaluation services for the Series. Reference is made to information provided in answer to Item 13(a).

If, after the end of the initial offering period, (i) the value of any Series shall be less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Series during the initial offering period, or (ii) by reason of the Depositor’s redemption of units of a Series not theretofore sold constituting more than 60% of the number of units initially authorized, the value of the Series is reduced to less than 40% of the aggregate principal amount of Securities deposited in such Series at the termination of the initial offering period, the Trustee may in its discretion, and shall when so directed by the Depositor, dissolve such Series in such manner as the Depositor shall direct.

III.	Organization, Personnel and Affiliated Persons of Depositor

Organization and Operations of Depositor

25.	State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

First Trust Portfolios L.P. is an Illinois limited partnership formed in 1991.

26.	(a)	Furnish the following information with respect to all fees received by the depositor of the trusts in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

Not applicable.

(b)	Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment advisor of such company:
(1)	The nature of such fee or participation.
(2)	The name of the person making payment.
(3)	The nature of the services rendered in consideration for such fee or participation.
(4)	The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

Not applicable.

27.	Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor’s activities therewith. If the depositor has ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

The Depositor serves as the depositor for, and specializes in the underwriting, trading and wholesale distributions of, unit investment trusts under the “First Trust” brand name. The Depositor also serves as the distributor of various mutual fund shares and exchange-traded fund creation units in the First Trust fund family, including the First Trust Series Fund, First Trust Variable Insurance Trust, First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded Fund VII, First Trust Exchange-Traded Fund VIII, First Trust Exchange-Traded AlphaDEX® Fund and First Trust Exchange-Traded AlphaDEX® Fund II.

The Depositor is a registered broker-dealer and is a member of FINRA and a member of the Securities Investor Protection Corporation (“SIPC”).

Officials and Affiliated Persons of Depositor

28.	(a)	Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

The First Trust Portfolios L.P Form BD filed with the SEC makes available the requested information and is hereby incorporated by reference.

(b)	Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

The First Trust Portfolios L.P. Form BD filed with the SEC makes available the requested information and is hereby incorporated by reference.

Series Owning Securities of Depositor

29.	Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

The First Trust Portfolios L.P. Form BD filed with the SEC makes available the requested information and is hereby incorporated by reference.

Controlling Persons

30.	Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

Reference is made to the information provided in answer to Item 28(a) above.

Compensation of Officers and Directors of Depositor

Compensation of Officers of Depositor

31.	Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:
(a)	directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.
(b)	directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

(c)	indirectly or through subsidiaries to each of the officers or partners of the depositor.

Not applicable.

Compensation of Directors

32.	Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:
(a)	The aggregate direct remuneration to directors;
(b)	Indirectly or through subsidiaries to directors.

Not applicable.

Compensation to Employees

33.	(a)	Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.
(b)	Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (Specify). If a person is employed in more than one capacity, classify according to predominant type of work.

Not applicable.

Compensation to Other Persons

34.	Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

Not applicable.

IV.	Distribution and Redemption of Securities

Distribution of Securities

35.	Furnish the names of the states in which sales of the trust’s securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discounted, indicating by appropriate letter the status with respect to each state.
(A)	None.
(B)	The Depositor intends to qualify the units for sale in a number of states which may vary from Series to Series. The names of such states have not been determined but will be as of the initial date of deposit of the initial Series but are currently anticipated to include all fifty states.
(C)	None.
36.	If sales of the trust’s securities have at any time since January 1, 1936, been suspended for more than a month, describe briefly the reasons for such suspension.

Not applicable.

37.	(a) Furnish the following information with respect to each instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.
(1)	Name of officer, agency or body.
(2)	Date of denial.
(3)	Brief statement of reason given for denial.

Not applicable.

(b)	Furnish the following information with regard to each instance where subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.
(1)	Name of officer, agency or body.

(2)	Date of revocation.
(3)	Brief statement of reason given for revocation.

Not applicable.

38.	(a)	Furnish a general description of the method of distribution of securities of the trust.
(b)	State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

The Trust may enter into other underwriting agreements with other principal underwriters in the future. The Depositor will use its best efforts to solicit orders to purchase units of each Series and in connection therewith locate and negotiate dealer agreements with the dealers referenced in Item 38(c). The Depositor will receive and may re-allow all or any portion of the applicable sales charge referenced in Item 38(c).

(c)	State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(C).

Units will be sold through dealers who are members of FINRA. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the Prospectus for a Series. Certain commercial banks may make units of a Series available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks.

The Depositor reserves the right to change the dealer discounts set forth in a Series’ Prospectus from time to time. In addition to such discounts, the Depositor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of a Series and other unit investment trusts created by the Depositor. The difference between the discount and the sales charge will be retained by the Depositor.

Information Concerning Principal Underwriter

39.	(a)	State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

Reference is made to the answer to Item 25.

(b)	State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

Reference is made to the answer to Item 27.

40.	(a)	Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

Not applicable.

(b)	Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment advisor of such company.
(1)	The nature of such fee or participation.
(2)	The name of the person making payment.
(3)	The nature of the services rendered in consideration for such fee or participation.
(4)	The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

Not applicable.

41.	(a)	Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

Reference is made to the information provided in answer to Item 27.

(b)	Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

Not applicable.

(c)	Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

Not applicable.

42.	Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter. [Chart Omitted]

Not applicable.

43.	Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

Not applicable.

Offering Prices of Acquisition Valuation of Securities of the Trust

44.	(a)	Furnish the following information with respect to the method of valuation used by the trust for the purpose of determining the offering price to the public of securities issued by the trust or the evaluation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.
(1)	The source of quotations used to determine the value of portfolio securities.
(2)	Whether opening, closing, bid, asked or any other price is used.
(3)	Whether price is as of the day of sale or as of any other time.
(4)	A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).
(5)	Other items which registrant adds to the net asset value in computing offering price of its securities.

(6)	Whether adjustments are made for fractions:
(i)	before adding distributor’s compensation (load) and
(ii)	after adding distributor’s compensation (load).

The Depositor will determine the value of the assets of a Series (the “Evaluation”). The Evaluation of Securities shall be determined in the following manner:

During the initial offering period of a Series, the Evaluation for each Security shall be made in the following manner: if the Securities are listed on a national or foreign securities exchange or The Nasdaq Stock Market, such Evaluation shall generally be based on the closing sale price on the exchange or system which is the principal market therefor (“Primary Exchange”), which shall be deemed to be the New York Stock Exchange if the Securities are listed thereon (unless the Depositor deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Evaluation will be based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the Evaluation will be based on the closing sale price from, in the opinion of the Depositor, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Depositor will determine the Evaluation using the best information available to the Depositor, which may include the prior day’s evaluated price. If the Security is an American Depositary Receipt (“ADR”), Global Depositary Receipt (“GDR”) or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluation will be based on evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Depositor deems appropriate. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the Primary Exchange or any appropriate secondary exchange, the Evaluation shall generally be based on the current ask price on the over-the-counter market (unless the Depositor deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the Evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the Evaluation of such Security shall be converted to U.S. dollars based on current exchange rates, unless the Security is in the form of an ADR or GDR, in which case the Evaluations shall be based upon the U.S. dollar prices in the market for ADR or GDR (unless the Depositor deems such prices inappropriate as a basis for evaluation). The Evaluation of options in a Series will generally be determined based on the last quoted sale price where readily available and appropriate. If no trades occur for a specific trade date or the Depositor determines that market quotations are unavailable or inappropriate (e.g., due to infrequent transactions or thin trading), the Depositor will determine the underlying value of the options based on their good faith determination of the fair value of the options at their discretion. To determine the fair value of the options, where available, the Depositor will start with values generated using model prices provided by an independent third party, which uses a proprietary algorithm using standard option valuation variables and calculations. Where such values are not available and to assess the reasonableness of the above valuations, the Depositor may generate their own model-based valuations of the options, including using the Black-Scholes model for option valuation, and use current market quotations and ask/bid prices for comparable listed options that are more actively traded. For the purposes of the foregoing, the Depositor may obtain current prices for the Securities from investment dealers or brokers (including the Depositor) that customarily deal in similar securities. If the Depositor deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Depositor shall use such other information available to the Depositor which it deems appropriate as the basis for determining the Evaluation.

After the initial offering period of a Series, and both during and after the initial offering period of a Series for purposes of Evaluations in determining redemption value and unit value, Evaluation of the Securities shall be made in the manner described above, the relevant currency exchange rate expressed in U.S. dollars and, except in those cases in which the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market and the closing sale prices are utilized, on the basis of the current bid prices of the Securities on the over-the-counter market (unless the Depositor deems such price inappropriate as a basis for evaluation).

Based on the prices of the Securities computed by the Depositor, the Trustee will determine the net asset value for a Series as of the close of business (i) on the last Business Day of the year, (ii) on the day on which any unit is tendered for redemption and (iii) on any other day desired by the Trustee or requested by the Depositor. Such evaluations will take into account and itemize separately (1) the moneys on hand in the Series (other than moneys declared held in trust to cover contracts to purchase Securities and cash deposited into the Reserve Account) or moneys in the process of being collected from matured interest coupons or securities matured or called for redemption prior to maturity, (2) the value of each issue of the Securities in the Series as last determined by the Depositor as described above, and (3) all other income from the Securities (including dividends receivable on the Securities trading ex-dividend as of the date of such valuation) as of the evaluation time on the date of such evaluation together with all other assets of such Series. For each such evaluation there will be deducted from the sum of the above (i) amounts representing any applicable taxes or governmental charges payable out of the Series and for which no deductions have previously been made for the purpose of addition to the Reserve Account of such Series, (ii) amounts representing accrued expenses of the Series including but not limited to unpaid fees and expenses of the Trustee, the Depositor, the Portfolio Supervisor and counsel, in each case as reported by the Trustee to the Depositor on or prior to the date of evaluation, (iii) amounts representing unpaid organization costs, (iv) if the Prospectus for a Series provides that the creation and development fee, if any, accrues on a daily basis, amounts representing unpaid accrued creation and development fees, (v) if the Prospectus for a Series provides that the deferred sales charge, if any, accrues on a daily basis, amounts representing unpaid accrued deferred sales charge, and (vi) moneys held for distribution to unitholders of record of such Series as of a date prior to the evaluation then being made. Adjustments for fractions will generally be made before adding the distributor’s compensation.

Reference is made to the information stated in answer to Item 10(d) above, as well as to the answer to Item 13(a).

(b)	Furnish a specimen schedule showing the components of the offering price of the trust’s securities as at the latest practicable date.

Not applicable.

(c)	If there is any variation in the offering price of the trust’s securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

Reference is made to the statements in answer to Item 13(c).

45.	Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:
(a)	By whose action redemption rights were suspended.
(b)	The number of days’ notice given to security holders prior to suspension of redemption rights.
(c)	Reason for suspension.
(d)	Period during which suspension was in effect.

Not applicable.

Redemption Valuation of Securities of the Trust

46.	(a)	Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:
(1)	The source of quotations used to determine the value of portfolio securities.
(2)	Whether opening, closing, bid, asked or any other price is used.
(3)	Whether price is as of the date of sale or as of any other time.
(4)	A brief description of the methods used by registrant for determining other assets and liabilities including accruals for expenses and taxes (including taxes on unrealized appreciation).
(5)	Other items which registrant deducts from the net asset value in computing redemption value of its securities.
(6)	Whether adjustments are made for fractions.

The redemption value for units of each Series is computed by the Depositor as of the evaluation time set forth in the Prospectus next occurring after the tender of units for redemption and on any other business day desired by:

(a)	adding:
(1)	cash in the Income and Capital Accounts of the Series not designated to purchase Securities;
(2)	the aggregate underlying value of the Securities held in the Series; as described in the response to Item 44(a); and
(3)	all other income from the Securities (including dividends receivable on the Securities trading ex-dividend as of the date of such valuation) as of the date of computation; and
(b)	deducting:
(1)	any applicable taxes or governmental charges that need to be paid out of the Series;
(2)	any amounts owed to the Trustee for its advances;
(3)	estimated accrued expenses of the Series, if any;
(4)	cash held for distribution to unitholders of record of the Series as of the business day before the evaluation being made;
(5)	liquidation costs for foreign Securities, if any; and
(6)	other liabilities incurred by the Series; and
(c)	finally dividing the results of such computation by the number of units of the Series outstanding as of the date thereof.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a certain percentage of the principal amount of a unit redemption if the Trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return.

(b)	Furnish a specimen schedule showing the components of the redemption price to the holders of the Series’ securities as at the latest practicable date.

Not applicable.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47.	Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the evaluation is not or may not be actually incurred or expended, explain the nature of such item and who may benefit from the transaction.

Reference is made to information provided in answer to Items 10(d), 16, 44 and 46.

V.	Information Concerning the Trustee or Custodian
48.	Furnish the following information as to each trustee or custodian of the trust:
(a)	Name and principal business address:
(b)	Form of organization.
(c)	State or other sovereign power under the laws of which the trustee or custodian was organized.
(d)	Name of governmental supervising or examining authority.

The Trustee is The Bank of New York Mellon, a banking corporation organized under the laws of the state of New York with its principal executive office located at One Wall Street, New York, New York 10286 and its unit investment trust division office at 240 Greenwich Street, 22W Floor, New York, New York 10286. The Trustee is subject to supervision by the Superintendent of the New York State Department of Financial Services, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

49.	State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

Reference is made to the information provided in answer to Item 13(a).

50.	State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

The fees and expenses owing to the Trustee are secured by a lien on the Series. These are charges relating solely to a particular Series and shall be charged only to that Series.

Reference is also made to the information provided in answer to Item 13(a).

VI.	Information Concerning Insurance of Holders of Securities
51.	Furnish the following information with respect to insurance of holders of securities:
(a)	The name and address of the insurance company.
(b)	The types of policies and whether individual or group policies.
(c)	The types of risks insured and excluded.
(d)	The coverage of the policies.
(e)	The beneficiaries of such policies and the uses to which the proceeds of the policies must be put.
(f)	The terms and manner of cancellation and of reinstatement.
(g)	The method of determining the amount of premium to be paid by holders of securities.
(h)	The amount of aggregate premiums paid to the insurance company during the last fiscal year.
(i)	Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.
(j)	The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

Not applicable.

VII.	Policy of Registrant
52.	(a)	Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment advisor or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

Reference is made to the information provided in answer to Items 6(a) and 16 above.

(b)	Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:
(1)	Title of security.
(2)	Date of elimination.
(3)	Reasons for elimination.
(4)	The use of the proceeds from the sale of the eliminated security.
(5)	Title of security substituted, if any.
(6)	Whether depositor, principal underwriter, trustee or custodian or any affiliated person of forgoing were involved in the transaction.
(7)	Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

Not applicable.

(c)	Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:
(1)	the grounds for elimination and substitution;
(2)	the type of securities which may be substituted for any underlying security;
(3)	whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;
(4)	whether such substituted securities may be the securities of another investment company; and

(5)	the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

Reference is made to the information provided in answer to Item 16.

Additionally, in the event that any contract to purchase any security is not consummated in accordance with its terms (a “Failed Contract Obligation”), the Depositor may instruct the Trustee in writing to (i) purchase a replacement security as defined in the Trust Agreement which has been selected by the Depositor (the “Replacement Security”) or (ii) refrain from purchasing a Replacement Security and distribute the monies held for purchasing such a Replacement Security pursuant to the terms of the Trust Agreement.

(d)	Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

None.

Regulated Investment Series

53.	(a)	State the taxable status of the trust.

Each Series will either be structured as a grantor trust or regulated investment company as defined in Section 851 of the Internal Revenue Code for federal tax purposes (a “RIC”) for federal tax purposes.

(b)	State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code, and state its present intention with respect to such qualifications during the current taxable year.

The Trust was not in existence during the last taxable year; however certain Series of the Trust may elect to qualify as RICs.

VIII.	Financial and Statistical Information
54.	If the Series is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities:

Not applicable since information relates to registrant’s past 10 fiscal years.

(Items 55, 56, 57 and 58 inapplicable since they relate only to periodic payment plan certificates.)

Financial Statements

Financial Statements of the Trust

1.	Consent of Certified Public Accountants.

Not applicable.

2.	Statement of Financial Condition of the Trust.

Not applicable.

Financial Statements of the Depositor

1.	Balance Sheet
2.	Profit and Loss Statement

Reference is made to the financial statements included in Form X-17A-5 for First Trust Portfolios L.P. (CIK 0000875626) as filed on February 24, 2025.

Exhibits

Exhibit A(1)(a)
Master Trust Agreement

Exhibit A(1)(b)
Form of Series Trust Agreement

Exhibit A(1)(c)
Form of Standard Terms and Conditions of Trust

Exhibit A(1)(d)
Certificate of Trust

Exhibit A(6)(a)
Certificate of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001)

Exhibit A(6)(b)
Amended and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001)

Exhibit A(6)(c)
Articles of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001)

Exhibit A(6)(d)
By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669

Exhibit A(11)
Form of Code of Ethics of Trust and Depositor

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, First Trust Portfolios L.P., the Depositor of the registrant, has caused this registration statement to be duly signed on behalf of the registrant in the City of Wheaton and State of Illinois on the 24th day of November, 2025.

FTP Series

By:	First Trust Portfolios L.P. as Depositor

By:	/s/ Andy Roggensack
Name:	Andy Roggensack
Title:	President
Attest:

By: /s/ W. Scott Jardine

Name: W. Scott Jardine

Title: Secretary